SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                         (Amendment No. 4)


                        Z-Seven Fund, Inc.
                        ------------------
                         (Name of Issuer)


                            Common Stock
                  ------------------------------
                  (Title of Class of Securities)

                            988789-10-3
                          --------------
                          (CUSIP Number)


                         Barry Ziskin
                   1819 S. Dobson, Suite 109
                       Mesa, Arizona  85202
                           (602) 897-6214
     --------------------------------------------------------
     (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                         December 31, 1997
     -------------------------------------------------------
     (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement of Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.

See Rule 13(d) - 1(a) for the other parties to whom copies are to be sent.

                    SCHEDULE 13D

CUSIP NO.  988789-10-3

1.   NAME OF REPORTING PERSON
     S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSON

a.  Barry Ziskin
b.  Top Fund Management, Inc.
c.  Ziskin Asset Management Profit Sharing Plan
d.  Ziskin Asset Management, Inc.
_________________________________________________________________

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) /X/

                                                            (b) / /

_________________________________________________________________
3.   SEC USE ONLY

_________________________________________________________________
4.   SOURCE OF FUNDS*

    a.  PF
    b.  WC
    c.  WC
    d.  WC

_________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
     IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                / /
_________________________________________________________________
6.   CITIZENSHIP

     a.  United States of America
     b.  New York
     c.  New York
     d.  New York

_________________________________________________________________
NUMBER OF                7.   SOLE VOTING POWER
SHARES                        a. 601,992
BENEFICIALLY                  b.  53,200
OWNED BY                      c.  91,827
EACH                          d. 368,002
REPORTING                ---------------------------
PERSON WITH

                         8.   SHARED VOTING POWER
                              a.  0
                              b.  0
                              c.  0
                              d.  0

                         ---------------------------
                         9.   SOLE DISPOSITIVE POWER
                              a.  601,992
                              b.   53,200
                              c.   91,827
                              d.  368,002
                         ---------------------------

                         10.  SHARED DISPOSITIVE POWER
                              a.  0
                              b.  0
                              c.  0
                              d.  0

_________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                              a.  601,992
                              b.   53,200
                              c.   91,827
                              d.  368,002

     ____________________________________________________________

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN
     ROW (11) EXCLUDES CERTAIN SHARES                          / /
     ____________________________________________________________


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     a.  23.2%
     b.   2.0%
     c.   3.5%
     d.  14.2%
     ____________________________________________________________

14.  TYPE OF REPORTING PERSON
     a.  IN
     b.  CO
     c.  EP
     d.  CO
     ____________________________________________________________

ITEM 1.   SECURITY AND ISSUER.

        This statement (the "Statement") relates to the common stock par value $1 per share (the "Common Stock") of Z-Seven Fund, Inc. (the "Issuer"), with principal executive offices located at 1819 S. Dobson Road, Suite 109, Mesa, Arizona 85202.

ITEM 2.  IDENTITY AND BACKGROUND

     This Statement is a group filing filed by Barry Ziskin, TOP Fund Management, Inc. ("TOP Fund"), Ziskin Asset Management Profit-Sharing Plan ("ZAM Profit Sharing Plan"), and Ziskin Asset Management, Inc., f/k/a The Opportunity Prospector, Inc. ("ZAM"). The Statement was originally filed on September 3, 1985 for August 1986 and has been amended on February 28, 1986, November
30, 1986, and December 31, 1988. This Statement is now being amended and restated to reflect certain purchases of Common Stock as set forth in Item 5 hereof and certain changes in the percentage of ownership of the shares of the Common Stock by the members of the group due to transfers of the Issuer's Common Stock to the Issuer by Mr. Ziskin and ZAM following a two-for-one stock split of the Common Stock on December 31, 1997 (the "Stock Split").
The members of the group have owned more than five percent (5%) of the outstanding shares of the Common Stock since January 5, 1984.

     Barry Ziskin is the founder of the Issuer and currently serves as a director and President of the Issuer. Mr. Ziskin is the sole shareholder and President of TOP Fund and ZAM and the Trustee of ZAM Profit Sharing Plan. Mr. Ziskin's address is 1819
S. Dobson Road, Suite 109, Mesa, Arizona, 85202. Mr. Ziskin is a citizen of the United States of America.

     TOP Fund, a corporation organized under the laws of New York, is a registered investment advisor that manages the investment portfolio of the Issuer. TOP Fund is the original and current investment adviser to the Issuer. TOP Fund is a wholly owned subsidiary of ZAM. The address of TOP Fund is 1819
S. Dobson Road, Suite 109, Mesa, Arizona, 85202.

     ZAM Profit Sharing Plan is a profit sharing plan established for the benefit of the employees of ZAM. The address of ZAM
Profit Sharing Plan is 1819 S. Dobson Road, Mesa, Arizona, 85202.

     ZAM, a corporation organized under the laws of New York, is a registered investment advisor. ZAM is the sole shareholder of TOP Fund. ZAM is wholly owned by Mr. Ziskin. ZAM's address is 1819 S. Dobson Road, Mesa, Arizona, 85202.

     Except as described below, neither Mr. Ziskin, TOP Fund, ZAM
Profit Sharing Plan, nor ZAM have been convicted in any criminal proceedings nor have any of the above been party to any civil proceedings as a result of which such person or entity was or is subject to a judgment, decrees or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Ziskin and ZAM were subject to regulatory action of the Securities and Exchange Commission pursuant to an Order Dismissing Proceedings dated September 30, 1987. Pursuant to such dismissal, ZAM agreed to maintain accurate books and records and employ independent accountants and legal professionals.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     Mr. Ziskin originally purchased Common Stock of the Issuer with personal funds from a brokerage account on the open market.
Although this brokerage account was margined from time to time, funds were not borrowed to make any purchases. Prior to the Stock
Split, the members of the group purchased Common Stock on the open market as set forth in Item 5 below using personal funds or working capital. Following the Stock Split, Mr. Ziskin has purchased Common Stock on the open market on behalf of his daughter using personal funds.

     TOP Fund purchased Common Stock through the use of working capital.

     ZAM purchased Common Stock through the use of working capital on the open market. ZAM has not borrowed funds in order to obtain shares of Common Stock. Following the Stock Split, ZAM transferred 23,600 shares of Common Stock to the Issuer.

     ZAM Profit Sharing Plan purchased Common Stock through the use of working capital. Following the Stock Split, ZAM Profit
Sharing Plan acquired 1,000 shares through purchases on the open market.

ITEM 4.   PURPOSE OF THE TRANSACTION

     The shares of Common Stock acquired by members of the group were purchased in the open market for investment only.
Specifically, the reporting persons do not have any plan or proposals that relate to or would result in any action enumerated in subparagraphs (b) through (j) of the instructions for Item 4 in Schedule 13D. The reporting persons may purchase shares of Common stock on the open market from time to time but do not have any specific plan or proposal to do so; however, Mr. Ziskin particpates in a dividend reinvestment plan that may purchase additional shares of Common Stock on his behalf from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     (a) Barry Ziskin beneficially owns 601,992 shares of Common Stock, representing 23.2% of the outstanding Common Stock, including 3,086 shares held for his daughter, 600 shares owned by The Opportunity Prospector, Ltd., 53,200 shares owned by TOP Fund, 91,827 shares owned by ZAM Profit Sharing Plan, and 368,002 shares owned by ZAM.

          TOP Fund owns 53,200 shares of Common Stock, representing 2.0% of the outstanding Common Stock.

          ZAM Profit Sharing Plan owns 91,827 shares of Common
Stock, representing 3.5% of the outstanding Common Stock.

          ZAM beneficially owns 368,002 shares of Common Stock, representing 14.2% of the outstanding Common Stock, including
53,200 shares owned by TOP Fund.

     (b) Barry Ziskin has the sole power to vote all 601,992 shares that he beneficially owns. As described in Item 6 below, the voting of these shares is subject to an agreement between ZAM and the Issuer.

          TOP Fund has the sole power to vote all 53,200 shares that it owns directly. Mr. Ziskin, as President and sole shareholder of ZAM, the sole shareholder of TOP Fund, has the ability to direct the vote of these shares.

          ZAM Profit Sharing Plan has the sole power to vote all 91,827 shares that it owns directly. Mr. Ziskin, as trustee of ZAM Profit Sharing Plan, has the ability to direct the vote of these shares.

          ZAM has the sole power to vote all 368,002 shares that it beneficially owns. Mr. Ziskin, as President and sole shareholder of ZAM, has the ability to direct the vote of these shares.

     (c) Since the most recent amendment to Schedule 13D, Mr. Ziskin has transferred 180,801 shares of Common Stock to ZAM on April 3, 1995, 6,200 shares of Common Stock to CCH on December 31, 1997, and 11,700 shares of Common Stock to Childreach, both on December 31, 1997. The closing price of the stock on December 31, 1997 was $11 per share. In addition, Mr. Ziskin purchased Common Stock on the open market including the following purchases on behalf of his daughter:

                          Number of
   Date               Shares Purchased    Price Per Share ($)
   ----               ----------------     -------------------

November 6, 1992             200                  7 5/8
September 25, 1995            30                  9 7/8
October 12, 1995              36                  9 7/8
January 22, 1998             520                  8 5/8
May 27, 1998                 100                  8 5/8


          Since the most recent amendment to Schedule 13D, TOP
Fund has not effected any transactions in the Common Stock.

          Since the most recent amendment to Schedule 13D, ZAM
Profit Sharing Plan has purchased Common Stock on the open market including the following purchases:

       Date                    Number of Shares Purchased   Price Per Share ($)
       ----                    --------------------------   -------------------
December 31, 1990                        2,600                       6 1/4
January 2, 1992                            400                      10 3/8
December 31, 1992                        1,600                       8
June 4, 1996                             1,200                      10 7/8
July 16, 1996                              600                      10
July 26, 1996                              200                      10 1/8
August 1, 1996                             400                      10
September 9, 1996                          200                      10 3/8
October 10, 1996                           600                      11 3/8
November 7, 1996                           200                      11 1/5
December 20, 1996                          200                       9 7/8
September 27, 1996                         400                      10 3/4
October 21, 1996                           400                      11 1/2
December 31, 1996                        2,536                      10 1/4
January 30, 1997                           200                      10
November 4, 1997                         1,200                       9 5/16
November 19, 1997                          600                       9 5/32
November 24, 1997                          200                       9 1/4
December 2, 1997                           200                       9 7/32
December 11, 1997                          200                       9 3/4
December 24 1997                           800                       8 1/4
December 30, 1997                        9,310                       8 3/40
December 30, 1997                          314                       8 3/40
December 30, 1997                        3,522                       8 3/40
December 31, 1997                        1,000                       9 5/16
January 9, 1998                          1,200                       8 15/16
February 3, 1998                           600                       8 3/8
April 8, 1998                            1,100                       8 3/4

     Since the most recent amendment to Schedule 13D, ZAM received 180,801 shares from Mr. Ziskin on April 3, 1995 and purchased 1,200 shares of Common Stock on the open market on May 13, 1996 at $11.50 per share. On December 31, 1997, ZAM transferred 23,600 shares to the Issuer without any payment for the shares.

     (d)  None.

     (e)  Not applicable.

ITEM 6.  CONTRACT, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

     Under an agreement dated December 29, 1983, between the Issuer and ZAM, ZAM must vote all shares of the Common
Stock that it owns directly or indirectly on each matter presented to the shareholders for their vote, in the same proportion for and against such matters as all outstanding shares owned by other shareholders of the Issuer are voted on such matters.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

     None.

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date:   September 21, 1998
     ----------------------

  /s/ Barry Ziskin
      Barry Ziskin



TOP FUND MANAGEMENT, INC.


 /s/ Barry Ziskin
By:  Barry Ziskin, President


ZISKIN ASSET MANAGEMENT PROFIT SHARING PLAN



 /s/ Barry Ziskin
By:  Barry Ziskin, President


ZISKIN ASSET MANAGEMENT, INC.



 /s/ Barry Ziskin
By:  Barry Ziskin, President